UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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21002181

ED REPORT
7A-5
III

SEC Mail Processing
MAR 02 2021
Washington, DC

SEC FILE NUMBER
8-68615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signet Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Civic Center Drive, Suite 300
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kuhr — 216-409-5496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David W. Kuhr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signet Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

Heather L. Schlickman
Notary Public, State of Ohio
My Commission Expires:
10/15/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signet Securities, LLC
(a limited liability company)
December 31, 2020

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

Signet Securities, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Signet Securities, LLC
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signet Securities, LLC as of December 31, 2020, and the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signet Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Signet Securities, LLC's management. Our responsibility is to express an opinion on Signet Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Signet Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit

also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Signet Securities, LLC's financial statements. The supplemental information is the responsibility of Signet Securities, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Signet Securities, LLC's auditor since 2012.
Independence, Ohio
February 25, 2021

SIGNET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS		
Cash		179,781
Accounts Receivable		5,747
Prepaid Expense		2,056
Total Assets	$	187,584
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable Including related party	$	9,110
Other Current Liabilities		-
Total liabilities		9,110
Member's equity		178,474
Total Liabilities and Member's Equity	$	187,583

The accompanying notes are an integral part of these financial statements

SIGNET SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2020

Revenues:	$ 991,774
Expenses:	
Commission Expense	896,990
Compliance consulting	36,980
Rent	3,900
Bank charges	1,293
Legal and professional fees	16,706
Insurance	7,033
Regulatory fees, licenses, and permits	17,844
Computer & Internet Expense	9,178
Office supplies, postage, and delivery	108
Advertising	51
Telephone	3,524
Travel and entertainment	4,076
Dues and subscriptions	891
Depreciation	1,660
Total expenses	1,000,233
Other income/(expense):	
Interest expense	(3,717)
Interest income	14
Net Loss	(12,163)
Member's equity, beginning of year	190,637
Contributions from member	-
Distributions to Member	-
Member's equity, end of year	$ 178,474

The accompanying notes are an integral part of these financial statements.

Signet Securiries
STATEMENT OF CASH FLOWS
for the year ended December 31, 2020

Cash flows from operating activities:		
Net Loss	$	(12,163)
Changes in operating assets and liabilities:		
Increase in Accounts Receivable		(5,747)
Decrease in Prepaid Expense		526
Decrease in Other Current Liabilities		(500)
Increase in accounts payable		1,150
Net cash from operating activities		(16,734)
Cash from used by financing activities:		
Distributions to member		-
Contributions from member		-
Net Cash used by Financing Activiies		-
Net decrease in cash		(16,734)
Cash, beginning of year		196,515
Cash, end of year	$	179,781

Supplemental Disclosure of Cash Flow Information:
In 2020, the Company incurred $3,717 in interest charges

The accompanying notes are an integral part of these financial statements

1. **Summary of Significant Accounting Policies**:

Company Activities – Signet Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio, and a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. The Company is a wholly-owned subsidiary of Signet Finance Group, LLC.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

Revenue Recognition – Consistent with FASB ASC 606 - Revenue from Contracts with Customers, revenue for investment banking services, contingent private placement fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced. Revenue is recognized only when contractual obligations have been met.

Cash – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk on its cash.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay Federal or State income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provide for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2020 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

1. **Summary of Significant Accounting Policies, Continued:**

As of December 31, 2020, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2015 and thereafter. In addition, the Company's state tax returns (Ohio) are open to examination for the years 2015 and thereafter.

Advertising Expense – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $51 in 2020.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were available to be issued.

2. **Related Parties:**

The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, technology, utilities, and supplies. The Company's allocation of shared expenses totaled $27,748 in 2020, which includes $3,717 of interest expense and as of December 31, 2020, $2,484 is payable to the affiliated company. Revenues from affiliated Companies were $-0-.

The Company's primary legal counsel is also a majority member in the parent company. Legal fees paid to this related party for legal services incurred were approximately $489.

3. **Net Capital Provision of Rule 15c3-1:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $170,671, which was $165,671 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31,2020, the ratio was .05 to 1.

4. Exemption From Rule 15c3-3:

Signet Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The firm is a limited product and service broker dealer serving as an investment banker. To the best of its knowledge and belief, the Company states the following:

a. Signet Securities LLC does not accept customer funds or securities and Signet will not have possession of any customer funds or securities in connection with our activities of the firm.

b. Signet Securities LLC did not accept customer funds or securities and Signet did not have possession of any customer funds or securities in connection with our activities of the firm in 2020.

c. Signet Securities LLC in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

Signet Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

d. There were no exceptions noted.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Net capital:		
Total member's equity from statement of financial condition	$	178,474
Less nonallowable assets	$	(7,803)
Net capital	$	170,671
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$	9,110
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$	607
Minimum required net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	165,671
Ratio of aggregate indebtedness to net capital		0.05

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2020, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the year ended December 31, 2020

Signet Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The firm is a limited product and service broker dealer serving as an investment banker. To the best of its knowledge and belief, the Company states the following:

a. Signet Securities LLC does not accept customer funds or securities and Signet will not have possession of any customer funds or securities in connection with our activities of the firm.
b. Signet Securities LLC did not accept customer funds or securities and Signet did not have possession of any customer funds or securities in connection with our activities of the firm in 2020.

c. Signet Securities LLC in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

d. There were no exceptions noted.

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Signet Securities, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Signet Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Signet Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: the Non-Covered Firm Provision, stating that the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Signet Securities, LLC stated that Signet Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Signet Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signet Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the identified exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 25, 2021

SIGNET SECURITIES LLC

SEC RULE 15c3-3 REPORT

Signet Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The firm is a limited product and service broker dealer serving as an investment banker. To the best of its knowledge and belief, the Company states the following:

a. Signet Securities LLC does not accept customer funds or securities and Signet will not have possession of any customer funds or securities in connection with our activities of the firm.

b. Signet Securities LLC did not accept customer funds or securities and Signet did not have possession of any customer funds or securities in connection with our activities of the firm in 2020.

c. Signet Securities LLC in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

   Signet Securities LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

d. There were no exceptions noted.

Signet Securities, LLC

I, David Kuhr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David W. Kuhr

Title: Financial Principal

Date: February 25, 2021